NovaGold Resources Inc. Annual Report 2002

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Corporate Profile

TURNING EXPERIENCE AND OPPORTUNITY INTO GOLD

Gold shone again in 2002 with one of its best performances since the 1970's, despite general markets being down for the third consecutive year. Gold-based mutual funds were the top performers for the year, up 60% or more. For the year, gold averaged US$310 per ounce and the XAU gold index, which includes hedged and unhedged gold companies, saw new multi-year highs. Despite the recent price retrenchment, the fundamentals for gold remain solid with increased investment demand, decreased global production, and reduced producer hedging. In addition, it is now becoming recognized by the major producers that there is a significant deficit of large, quality development projects in the pipeline, representing an "exploration gap". Looking forward, companies that are successful explorers will once again command a premium in the market. We think these trends are likely to continue for years to come and bode well for continued increases in gold price and gold equities.

NovaGold has experienced exceptional growth over the past several years. Since 1998, the current management of NovaGold has dramatically expanded its gold resource base to over 20 million ounces in four million-plus-ounce deposits located in Alaska, USA. NovaGold is well financed with over C$20 million in cash as of the end of the financial year, is debt-free and unhedged. The Company has continued positive cash flow from its Nome, Alaska operations that contributes toward administration costs and exploration and development funding.

NovaGold's outstanding market performance over the past two years results from its exploration success ~ averaging a discovery cost of less than US$2 per ounce. NovaGold has established itself as a junior gold company with the leadership, vision, financial strength and an existing resource base to support the evolution of the Company into a quality mid-tier gold producer. NovaGold should continue to add significant shareholder value as it advances three million-plus-ounce deposits ñ Donlin Creek, Rock Creek and Nome Gold - enabling the Company to achieve gold production of 450,000 to 600,000 ounces per year.

2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual Meeting of NovaGold Resources Inc. will take place
Wednesday, May 28,2003 at 1:00 p.m.
Hyatt Regency Hotel Oxford Room
655 Burrard Street Vancouver, BC, Canada V6C 2R7

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NOVA GOLD SHARE PRICE (C$)

ACHIEVEMENTS IN 2002

• Earned its 70% interest in the 25 million ounce Donlin Creek Gold Deposit within just 18 months of acquisition.

• Increased the gold resource and grades at Donlin Creek allowing Placer Dome to commit to mine development before November 2007.

• Increased the Company's total share of gold resources to more than 20.5 million ounces.

• Continued to generate significant cash flow from the Company's Nome Operations.

• Commenced process for listing on the American Stock Exchange (AMEX).

GOALS IN 2003

• Complete Pre-Feasibility Study on Donlin Creek in preparation for a bankable Feasibility Study.

• Complete Pre-Feasibility/Scoping studies on Rock Creek to move to a near term production decision.

• Complete engineering study on Nome Gold Project for restart of gold production.

• Increase revenues from the Company's Nome Operations.

• Create a new investment entity to maximize value of the Company's Canadian assets.

• Evaluate potential acquisitions of quality producing or near producing assets to accelerate achieving mid-tier level gold production.

• Complete U.S. securities registration for listing on the American Stock Exchange (AMEX).

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REPORT TO THE SHAREHOLDERS

The past year was one marked by many milestones for the Company. NovaGold made great strides toward transforming into an emerging mid-tier gold producer with one of the largest gold resource bases of any junior exploration company. Within the next five years, the Company anticipates making production decisions in 1, 2 and 5 years on three separate million-plus-ounce deposits. The resource base and potential near term production give the Company strong leverage to increases in the price of gold.

The Company made extraordinary progress at Donlin Creek where it had up to 10 years to earn a 70% interest in the project but completed its earn-in just 18 months after signing the option agreement. During the process, NovaGold improved dramatically the economics of the project and more than doubled the total gold resource compared to when the Company optioned the property in early 2001. Due to NovaGold's rapid progress at Donlin Creek, Placer Dome has elected to accelerate its timeframe for a production decision and increase its stake in the project by an additional 40%.

Placer Dome is currently looking at a high-tonnage operation in the range of 20,000 to 30,000 tonnes per day that potentially would produce 1 to 1.4 million ounces of gold per year. This would give NovaGold an annual share of gold production in the range of 300,000 to 400,000 ounces of gold per year ñ placing it solidly at the mid-tier producer level.

With Donlin Creek as a priority development project for Placer Dome, NovaGold shareholders should see considerable value added as the project advances through Pre-Feasibility, Feasibility and to a construction decision by November 2007. As an initial step, the Donlin Creek Joint Venture is on track to complete the Pre-Feasibility Study by the fourth quarter of 2003.

Results from the 2002 program have continued to exceed our expectations. The overall grade was significantly improved and the total gold resource at a 1.5 g/t cut-off was doubled to more than 25 million ounces, making Donlin Creek one of the largest undeveloped gold deposits in the world.

Another milestone was the completion of a Preliminary Economic Assessment Study and initiation of the Pre-Feasibility Study for Donlin Creek by independent engineering firm AMEC E&C Services Ltd. (AMEC) of Vancouver, a 40-year veteran of mine development in Alaska and the Canadian North. These studies demonstrate that Donlin Creek is on its way to becoming one of only a handful of mines in the world that produce in excess of 1 million ounces of gold per year.

Donlin Creek, however, is not the only advanced gold property in the Company's portfolio. The Company is rapidly moving forward on two of its other million-plus-ounce gold deposits in Alaska: Rock Creek and the Nome Gold Project. Both of these projects look attractive at the current gold price and with positive Pre-Feasibility/Scoping Studies expected this year they could be rapidly advanced to construction decisions within 1 to 2 years. This would give NovaGold at least 150,000 ounces of gold production per year prior to Donlin Creek coming on-line. After start-up of Donlin Creek, NovaGold could be producing between 450,000 and 600,000 ounces per year with cash operating costs targeted at well under US$175 per ounce of gold.

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Exploration and growth without debt

The Company also continues its focus on improving its financial and operating results. In 2001, NovaGold retired a convertible debt to Viceroy related to the purchase of the Alaska Gold Company. This was followed in early 2002 with an agreement with Mueller Industries to settle a final convertible royalty also related to the purchase of the Alaska Gold Company. Since that time the Company has remained debt-free and unhedged.

The acquisition of the Alaska Gold Company in 1999, has given the Company a steady revenue stream from its sand-and-gravel, gold royalties and land development operations in Nome, Alaska. Operating revenues have consistently delivered C$2-3 million per year, which should grow in future years. The Company continues to pursue its long-term objectives of expanding sand-and-gravel sales in western Alaska and to markets around the Pacific Rim, particularly to the US west coast, Hawaii and Japan. The Company is also anticipating continued land sales in the Nome area.

A fundamental improvement in gold

We believe the fundamentals for gold have seen dramatic improvements over the past year with increased investment demand for gold, decreased global production and reduced producer hedging. We think these trends are likely to continue in the years ahead and bode well for increased gold prices.

Indications that investors have noticed and reacted to these fundamental changes are that gold is sustaining a price above US$300 per ounce for the first time in nearly two years and that the major mining indexes have outperformed the general stock market.

The extended bear market in gold has resulted in mine closures worldwide. Few gold deposits are economically viable at a gold price below US$275/oz and the squeeze on cash flow means companies have closed unprofitable operations and scaled back exploration. Unlike industries that can easily expand production capacity by building bigger factories, gold mining has a long lag period between the discovery of a new gold deposit and the eventual production of gold. Typically it will take 10 years to bring a new discovery to production. Even with the rising price of gold and the renewed investment interest, it will be years before new gold deposits can begin to supply the higher demand. Companies with high-quality exploration assets will be highly sought after.

Vision and experience for the future

NovaGold is poised for a period of rapid growth as we advance our portfolio of exceptional gold projects to production while adding new value through continued exploration success. With this strategy we believe NovaGold will continue its leading performance in the industry as precious metal prices return to higher more sustainable long-term equilibrium levels.

Thank you all for your continued support.

On behalf of the Board of Directors,
NovaGold Resources Inc.

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President and CEO

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SUMMARY OF ALASKA AND YUKON PROPERTIES

Recent exploration discoveries in Alaska and the Yukon Territory, Canada have confirmed the region's wealth in gold. Past production and current resources now exceed 110 million ounces of gold, with nearly 65 million ounces discovered since 1990. These new discoveries demonstrate the region's continued potential to become one of the premier gold producing regions of the world.

NovaGold's team of explorers focused the Company in Alaska and the Yukon to take advantage of this extraordinary potential. Combined, the NovaGold team has more than 60 years of experience looking for world-class ore deposits, and the team was intimately involved in the discovery of two of the largest gold deposits in Alaska: Donlin Creek and the Pebble Deposit. Using their Alaska experience, NovaGold has assembled an exceptional portfolio of properties located in three of the most promising gold terrains in North America: the Kuskokwim Mineral Belt, the Seward Peninsula and Tintina Gold Belt.

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Rock Creek
Nome Gold
Klondike
McQuesten
Harlan
Sprogge
Donlin Creek
Shotgun

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KUSKOKWIM MINERAL BELT

The Kuskokwim Mineral Belt in southwestern Alaska is the arcuate extension of the Tintina Gold Belt. This newly emerging gold terrain now hosts more than 38 million ounces of past production and new gold resources, most discovered since the mid-1990's. Deposits in the Kuskokwim are intrusive-related systems and include two of the largest gold deposits in North America: Donlin Creek (25 million ounce resource, a joint venture between NovaGold and Placer Dome) and the Pebble deposit (13 million ounce resource, joint venture between Northern Dynasty and Teck-Cominco). Also located in the Kuskokwim is the Shotgun deposit (1 million ounce resource, joint venture between NovaGold and TNR Resources). Each of these deposits is exposed at the surface, and well suited for low-cost, large-scale open-pit mining.

Other companies actively developing resources in the emerging Kuskokwim Gold Belt includes: St. Andrew's Goldfields at Nixon Fork, ARM at Illinois Creek, BHP/TNR at Lake Illiamna-Bristol Bay and Ventures Resource Corporation at Chicken Mountain.

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DONLIN CREEK

The Donlin Creek Joint Venture (Nova-Gold 70% and Placer Dome 30%) is one of NovaGold's most advanced stage gold projects and with over 25 million ounces of gold is now one of the largest undeveloped gold deposits in the world. NovaGold's joint venture partner on the Donlin Creek project is Placer Dome, one of the world's top gold producing companies. Donlin Creek has joined the ranks of only a handful of gold deposits worldwide that have the potential to produce at least one million ounces of gold per year ñ making it a truly world class asset.

The Donlin Creek Project is located in southwestern Alaska in the Kuskokwim Mineral Belt. The project is situated on 109 square kilometers (42 square miles) of private patented land under lease agreement from the Calista Corporation and The Kuskokwim Corporation, two Alaska Native Corporations. The project is located 19 kilometers (12 miles) north of a commercial barge site on the Kuskokwim River at the community of Crooked Creek, Alaska. The State of Alaska has budgeted US$5 million to upgrade the existing winter access road to an all-season road as part of a regional development plan. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 foot) runway that is directly serviced by commercial aircraft as large as C-130 Hercules freighters.

2002 Program Accomplishments

In November 2002, NovaGold completed its +US$10 million of exploration expenditures at Donlin Creek and received title to a 70% interest in the Project.

NovaGold had 10 years to complete its earn-in but accomplished it within just 18 months of signing the option agreement on the project. The results of NovaGold's exploration program in 2002 were dramatic with the delineation of more than 25 million ounces of gold during the year, making Donlin Creek now the largest undeveloped gold deposit in North America and the fourth largest in the world.

Donlin Creek Property location and regional access

In February 2003, Placer Dome elected an option to advance the Donlin Creek deposit to a production decision and thereby earn an additional 40% interest. In order to earn any additional interest Placer Dome must spend over US$30 million toward project development, complete a bankable Feasibility Study, and make a positive decision to construct a mine to produce not less than 600,000 ounces of gold per year before November 14, 2007.

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DONLIN CREEK

Under this option, Placer Dome will not earn any incremental interest in the project above its current 30% level until it satisfies all of the above conditions. NovaGold is not required to contribute any additional funding until Placer Dome invests over US$30 million. At NovaGold's option, Placer Dome would assist NovaGold in arranging financing for NovaGold's share of the construction costs. Under the agreement NovaGold will maintain an independent hedging policy.

Current Pre-Feasibility Development Work

The Donlin Creek Joint Venture is on track to complete the project Pre-Feasibility Study in the fourth quarter of 2003, a major milestone toward production. This study work is being conducted by AMEC E&C Services Limited (AMEC), one of the largest independent engineering services companies in the world. Engineering studies in progress include: detailed pit designs, mill process work, site facilities layout and on-going environmental monitoring in anticipation of future mine permitting.

In December 2002, NovaGold completed a major drill campaign on the project to upgrade the gold resource definition for the Pre-Feasibility Study. The Company's aggressive exploration efforts identified five new target areas adjacent to the known Acma and Lewis deposits, and discovered new gold resources in all of the target areas. The deposits remain open with additional upside potential at depth and along strike of the new target areas. NovaGold's detailed 3D structural and geologic model has proved to be a breakthrough in determining the controls to high-grade near surface mineralization that should significantly improve the overall economics of the deposit.

As part of the on-going Pre-Feasibility Study, in early April 2003 the Donlin Creek Joint Venture completed a new resource estimate for the Donlin Creek gold deposit. The new resource estimate is

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based on an updated 3D geologic and mineralization model that integrates over 58 kilometers of drilling completed by NovaGold since 2001 along with all previous drilling completed on the project by Placer Dome. The new Donlin Creek resource estimate shows that the Measured and Indicated Resource categories, using a 1.5 grams-per-tonne (g/t) cut-off grade, have increased to 11.1 million ounces of gold, grading an average of 3.0 g/t. This represents an increase of 62% from the previous resource estimate completed by Placer Dome in December 2000. In addition, the Inferred Resource has increased 138% to 14.3 million ounces of gold grading 3.1 g/t. A 1.5 g/t economic cut-off grade is being used for the project based on an assumed 20,000 to 30,000 tonne per day mill processing rate. (see table at right).

Updated Resource Estimate

The geologic analysis completed by AMEC, Placer Dome and NovaGold in April 2003 doubled Placer Dome's previous December 2000 resource estimates of the contained gold resource at Donlin Creek (Resource Note 1). Furthermore, a significant increase in the higher grade resource category using a 3.5 g/t cut-off grade have improved the overall project economics.

Pre-Feasibility Study and Feasibility Work

In March 2002, AMEC completed the Preliminary Economic Assessment Study of the mining, processing, metallurgical, and other economic factors necessary for the development of the Donlin Creek project. The study demonstrated that a conventional open-pit mining operation would be economically viable at Donlin Creek based on the operating and capital cost estimates. The dramatic improvement in the project's economics compared to previous studies was due to the increased overall size and grade of the gold resource outlined by NovaGold's exploration programs.

April 2003 Donlin Creek Updated Resource Estimates
	1.5 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	7.9	3.1	799,000
Indicated	109.5	2.9	10,343,000

Total M&I	117.5	3.0	11,142,000
Inferred	142.2	3.1	14,308,000
Higher-Grade Portion of Resource: 3.5 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	2.2	5.4	374,000
Indicated	26.7	5.0	4,331,000

Total M&I	28.9	5.1	4,706,000
Inferred	38.6	5.5	6,782,000
Notes (1) Contained Ounces are rounded to nearest 1,000.

The engineering work by AMEC as part of the Preliminary Economic Assessment Study defined the capital and operating cost parameters and the scale of the operation. These parameters are being further refined by the on-going Pre-Feasibility Study. The current scenarios for Donlin Creek focus on near surface ore zones that would be amenable to large scale,

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DONLIN CREEK

Project infrastructure and facilities

low-cost open pit mining methods. The gold ores would be crushed, finely ground, and then fed to a flotation circuit to separate the gold bearing sulfide minerals from the rock. The high-grade sulfide concentrate would then be oxidized using pressure oxidation in an autoclave or with bio-oxidation. The gold would then be leached from the oxidized residue and recovered with activated carbon. Additional Pre-Feasibility engineering work will focus on further improving the overall gold recoveries and costs through process optimization.

The Donlin Joint Venture is currently looking at a high-tonnage operation in the range of 20,000 to 30,000 tonnes per day that potentially would produce 1 to 1.4 million ounces of gold per year. NovaGold's annual share of this gold production would likely range from 300,000 to 400,000 ounces of gold per year. As a priority development project for Placer Dome, NovaGold shareholders should see considerable added value as the Donlin Creek Project advances through Pre-Feasibility, Feasibility and to a positive construction decision by November 2007.

Final engineering and mine permitting to be able to make a mine construction decision would begin after the completion of a bankable Feasibility Study, likely in late 2004. The State of Alaska is making efforts to further streamline its permit process and is assigning members of a large mine permit team to the Donlin Creek Project. With these positive initiatives by the State of Alaska and with strong support from the Alaska Native Corporations, that own the underlying property, NovaGold believes that there is good potential to substantially reduce the 2 to 3 year timeline currently planned for mine permitting ñ allowing for mine construction to begin earlier than November 2007.

NovaGold's exploration work over the past two years has demonstrated that Donlin Creek is a major new gold district. The main gold resources identified in the Acma-Lewis area remain open at depth and along strike, thereby providing additional exploration upside. The southern two kilometers of the property has received all of the recent exploration focus and represents the only currently defined gold resource.

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Seven other potential resource areas have been identified along the 10-kilometer gold trend defined by surface sampling and numerous high-grade drill results. None of these target areas have sufficient drilling to be included in the current resource estimates.

SHOTGUN

South of the Donlin Creek property within the Kuskokwim Gold Belt, NovaGold and TNR Resources Ltd. ("TNR": symbol TRR on the TSX-V) have a joint venture to advance NovaGold's wholly owned Shotgun Deposit. Under the agreement TNR can earn up to a 50% interest in the Shotgun Project by spending US$3 million dollars on exploration by May 2006 to advance the project towards a production decision. TNR can earn a further 20% interest in the project by spending an additional US$6 million toward project development. NovaGold retains a back-in option to regain a 50% interest in the project.

NovaGold previously completed a 3,100-meter diamond-drilling program on the Shotgun Deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off (Resource Note 3). The mineralization remains open to the north, west and at depth. Metallurgical tests indicate excellent gold recovery in excess of 93%. The Shotgun Deposit is exposed at the surface, is amenable to open pit mining with a very low strip ratio, and has significant exploration upside potential. More than 10 priority exploration targets with similar geophysical and geochemical signatures have been identified to date on the property. NovaGold and TNR are currently in the planning stages for the 2003 exploration program with anticipated expenditures in excess of US$750,000 to be spent on target definition and further testing.

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SEWARD PENINSULA

With Donlin Creek on track for a mine construction decision by 2007, NovaGold is focusing its efforts to bring two other projects to a production decision within the next two years. NovaGold's 100% owned Rock Creek (1.1 million ounces) and the Nome Gold Project (2.2 million ounces) are both located near Nome, on the Seward Peninsula in western Alaska. This historic mining district is the home of the famous Nome Goldfields discovered at the turn of the 20th Century during the Klondike Gold Rush. Past production and current resources total 8 million ounces. Surprisingly, this proven gold district has experienced little modern exploration and is poised for new world-class discoveries similar to deposits defined recently in the Kuskokwim and Tintina gold belts. Beyond developing the Rock Creek and Nome Gold Projects, the Company plans to continue to identify and explore other high quality exploration properties on the Seward Peninsula. With millions of ounces in historic production from numerous districts on the peninsula and very little modern exploration the potential for future discovery is very high. In addition, the known lode deposits of the Seward Peninsula like Rock Creek, all have favorable metallurgy, favorable mining situations and some of the best infrastructure in the State of Alaska. It is management's view that this region will continue to produce significant gold for years to come.

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ROCK CREEK

Located seven miles by road from the city of Nome, the Rock Creek deposit is the most advanced lode-gold deposit in the Nome Mining District. The district has historically produced more than 5 million ounces of gold from the nearby stream and beach placer deposits. The million-plus-ounce Rock Creek deposit is exposed at surface and is amenable to open-pit mining with a low strip ratio. NovaGold has initiated an independent scoping study/pre-feasibility study that will be complete in 2003. At current gold prices management believes that the project could be rapidly moved to a production decision within 1-2 years, providing near term gold production of at least 100,000 ounces of gold per year to NovaGold prior to Donlin Creek coming on-stream.

Based on work completed by NovaGold, Kennecott, Newmont and Placer Dome, the Rock Creek Project has a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 563,000 ounces of gold grading 2.48 g/t using a 1 g/t cut-off grade. (Resource Note 2). Metallurgical test-work at Rock Creek has shown it to have favorable metallurgy with greater than 86% of the gold recovered using a relatively coarse grind (-65 mesh) and conventional and inexpensive gravity methods. The Company has also identified several other nearby prospects that appear to have similar mineralization with coarse free gold and the same favorable metallurgy.

The deposits remain open along strike and down dip and there is potential to significantly increase the gold resource with further drilling. Highly anomalous gold in surface samples extend from the areas of known gold mineralization for over a kilometer and additional targets occur along a 10-kilometer trend.

In early 2002, TNR Resources had entered into a funding agreement with NovaGold on the Rock Creek Project to potentially earn a minority interest in the project by funding it to a production decision. Since that time TNR has elected to solely focus on exploring and developing the Shotgun deposit in the Kuskokwim Gold Belt. NovaGold plans to move the Rock Creek Project forward on a 100% basis to a production decision.

Nome Gold and Rock Creek gold deposits

In addition to the resources identified at the Rock Creek Project, NovaGold holds nearly 30,000 acres of mineral rights in the area giving it effective control of the prolific Nome Mining District. With additional exploration the Company anticipates making future new discoveries.

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NOME GOLD

In addition to the Rock Creek lode deposit, the Company is reviewing options to look at production of a combined gold-and-gravel operation on its patented mining claims near Nome. These patented mining claims historically produced more than 4 million ounces of gold from shallow, flat-lying sand and gravel beach deposits. The Nome Gold Project currently contains 1.2 million ounces of measured and indicated gold resources and an additional 1.1 million ounces of inferred gold resource within a 295 million cubic-yard sand-and-gravel aggregate resource (Resource note 4). Outside of the defined gold resource area, an additional sand-and-gravel resource of 847 million tons has been identified, for a total sand-and-gravel resource in excess of 1 billion tons. Aside from the gold content this makes the Nome sand-and-gravel aggregate resource one of the largest coastal-based construction aggregate sources along the Pacific Rim.

The Nome Gold Project gold resource is defined by approximately 10,000 drill holes and the deposit has had over 80 years of historic large-scale mining activity. NovaGold is completing an engineering review to look at restarting gold production at the Nome Gold Project as part of an integrated gold and sand-and-gravel operation. Due to the continuous lateral extent of these ancient beach deposits along the Nome Coastal plain, significant exploration potential exists to greatly expand the resource in several directions beyond the existing drilling.

Until 1998, these deposits were profitably mined solely as placer gold operations producing about 25,000 ounces of gold annually. NovaGold's current business plan for the Nome Gold Project envisions a large-scale open pit mining operation with a conventional washing, screening and gravity separation plant to produce sand-and-gravel products and gold. This type of operation could be scaled up to a production throughput level that could produce 50,000 to 100,000 ounces of gold and several million tonnes of sand-and-gravel co-products annually. The combination of a large-scale, low-cost gold

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production facility integrated with a sand-and-gravel operation could result in strong project economics at today's gold prices.

An independent Preliminary Economic Assessment Study will begin in 2003 to help define the capital and operating cost parameters for a large-scale aggregate and gold operation. The study will also include a detailed market assessment. The Company generates a considerable portion of it's operating cash flow from local and regional sand-and-gravel sales from currently existing stockpiles of material that were a by-product of the historic mining operations. With a sand-and-gravel aggregate resource in excess of one billion tons, the Company is looking to expand its sand-and-gravel business well beyond its existing western Alaska market. Discussions with the major North American construction aggregate companies indicate a significant market demand exists for sand-and-gravel construction material in the major west-coast markets and in Asia. The Company will continue to pursue expansion into these major markets to further increase its cash flow in the coming years.

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TINTINA GOLD BELT

The Tintina Gold Belt crosses the Alaska-Yukon region in a broad arch and contains resources and past production in excess of 28 million ounces. In the last six years, the Fort Knox, True North, and Brewery Creek Mines have gone into production. During that time, four additional million-plus-ounce deposits have also been discovered within the Tintina Gold Belt. The 8 plus million ounce Fort Knox Mine, owned by Kinross, is producing more than 400,000 ounces of gold per year at $220 per ounce from an intrusive stock hosted deposit. The most recent discovery is the 5.6 million-ounce high-grade intrusive-related Pogo Deposit, owned by Teck-Cominco and the Sumitomo Group. The project is entering the final feasibility stage. The belt also includes the Ryan Lode deposit (2.4 million ounces, Kinross) and the True North Mine (2 million ounces, Kinross). Crossing the border into the Yukon, the Tintina Gold belt continues to the south and east, where the Dublin Gulch (1.5 million ounces) and Brewery Creek (1.2 million ounces, Viceroy) deposits have been identified. Many areas of the Tintina Gold Belt have good infrastructure with major highways and power-lines aiding mine development.

NovaGold's four prospective Tintina Gold Belt properties are all intrusive-related deposits, with similar age intrusive rocks and similar characteristics to the Fort Knox and Pogo Deposits, the

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largest and highest-grade gold deposits of the Tintina Gold Belt. Each of NovaGold's Tintina Gold Belt properties has at least one exploration target that is more than one-kilometer across and is identified by high-level gold in surface samples. This is comparable to the surface sample anomalies found over the Pogo or Fort Knox deposits when these deposits were in the early exploration stages prior to the drilling that discovered these two multimillion-ounce deposits. The common characteristics between NovaGold's properties and the known deposits are strong indications that new multi-million-ounce deposits may be found at these properties. The Tintina Gold Belt is another emerging gold region that NovaGold shareholders will be participating in through further exploration and discovery.

SUMMARY STATEMENT

NovaGold's strength lies in the management team's strong background in exploration and mine development. The Company is focused on discovery, acquisition, and development of high-quality mineral resources in Alaska and the Yukon Territory - a region with demonstrated world-class gold deposits. Management is committed to leveraging the Company's cash flow from its Nome operations to advance its outstanding portfolio of properties toward production, and will continue to identify new, high-quality opportunities that can add value for our shareholders.

Cautionary Note

This Annual Report contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management Discussion and Analysis but occur elsewhere in the Annual Report as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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GOLD RESOURCES

The table on the facing page sets forth NovaGold's interest in the Measured, Indicated and Inferred gold mineral resources at each of its advanced stage properties in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

These mineral resource figures have been carefully prepared and verified by experienced and independent qualified third parties. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. None of the Company's resources can currently be classified as a mineral reserve until the completion of at least a preliminary feasibility study.

A MINERAL RESOURCE is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories:

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A MINERAL RESERVE is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances or losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves:

A probable mineral reserve is the economically mine-able part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mine-able part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant actors that demonstrate, at the time of reporting, that economic extraction can be justified.

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Mineral Resource Notes: These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System. For a more detailed description of the key assumptions, parameters and methods used in estimating resources, see NovaGold's most recent Annual Information Form on file with Canadian securities authorities at www.sedar.com. Note that figures may not add due to rounding.

MEASURED, INDICATED AND INFERRED GOLD RESOURCES

		Ownership %	Resource	Cut-Off	Tonnes	Grade	Contained	Contained	NovaGold
			Category	Au g/t	(M's)	Au g/t	Kilograms	Ozs(000's)	Ozs(000's)

DONLIN CREEK	(1)	70%	Measured	1.5	7.9	3.1	24,727	799	559
			Indicated	1.5	109.5	2.9	321,930	10,343	7,240
			Total M&I		117.5	3.0	346,625	11,142	7,799
			Inferred	1.5	142.2	3.1	445,086	14,308	10,016
			Total		259.7	3.1	792,085	25,450	17,815

ROCK CREEK	(2)	100%	Measured	1.0	3.0	2.8	8,490	273	273
			Indicated	1.0	3.4	2.7	9,076	282	282
			Total M&I		6.4	2.7	17,566	555	555
			Inferred	1.0	2.9	2.8	8,184	303	303

SADDLE			Inferred	1.0	3.6	2.2	8,093	260	260
			Total		13.0	2.6	33,843	1,118	1,118

SHOTGUN	(3)	100%	Inferred	0.5	32.8	0.93	30,471	980	980
			Total		32.8	0.93	30,471	980	980

NOME GOLD		100%	Measured		48.8	0.31	15,053	484	484
			Indicated		90.3	0.24	21,397	688	688
CO-PRODUCT			Total M&I		139.1	0.26	36,450	1,172	1,172
GRAVEL & GOLD	(4)		Inferred		156.5	0.21	33,154	1,066	1,066
			Total		295.5	0.24	69,573	2,237	2,237

TOTAL M&I OUNCES								12,869	9,526
TOTAL INFERRED OUNCES								16,917	12,625

TOTAL OUNCES								29,786	22,151

RESOURCE FOOTNOTES

1.
The Measured, Indicated and Inferred resource estimates at Donlin Creek were updated April 2003 by AMEC E&C Services Limited (formerly MRDI), Placer Dome and NovaGold. The new resource estimates are based on an updated 3D geologic and mineralization model that integrates 58,421 meters (191,670 feet) of drilling completed by NovaGold in 2001 and 2002 and 92,714 meters (304,180 feet) of drilling previously completed by Placer Dome. The model contains a total of 85,760 assays from 171,968 meters (564,200 feet) of drilling and trenching. Dr. Harry Parker, P.Geo., of AMEC and Marc Jutras, P.Eng., Senior Geostatistician, of Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101. A detailed technical report for the March 2002 preliminary economic assessment study on the project is available for review at: www.sedar.com.

2.
The Measured, Indicated and Inferred resource estimate at Rock Creek and Saddle were completed in 2000 by qualified persons, Phil St. George and Robert Prevost, with NovaGold Resources Inc. A detailed technical report is available for review at: www.sedar.com.

3.
The Inferred Resource estimate at Shotgun was completed in 1998 by qualified persons Phil St. George and Robert Prevost, with NovaGold Resources Inc. A detailed technical report is available for review at: www.sedar.com.

4.
The Measured, Indicated and Inferred resource estimate at the Nome Gold Project was completed in 1999 by qualified person, Norm Johnson, with Alaska Gold Company. A detailed technical report is available for review at: www.sedar.com.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following information should be read in conjunction with the Company's November 2002 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold Resources Inc. is a natural resource Company focused on the exploration and development of gold properties in North America. The Company's operations since 1998 have focused on exploration and development opportunities in Alaska, USA and the Yukon, Canada.

The Company's financial position has improved significantly during fiscal 2002. The Company began the year with cash and cash equivalents of $0.4 million and completed the year with $20.4 million. During the year the Company expended $14.0 million on its mineral properties and significantly advanced its main property, the Donlin Creek gold project in Alaska. The Company continued to produce revenue from its land, gravel and other businesses, and generated over $2.1 million in cash flow from those businesses during the year ended November 30, 2002.

Results of Operations

Revenue from the Company's sand-and-gravel operations, gold royalties and land sales in Nome, Alaska and other revenues was $2.1 million during the year ended November 30, 2002 compared with $2.8 million in the previous year. The revenues were lower largely because of reduced land sales, offset in part by increased gravel sales and other revenues from services.

The Company had a net loss for the year ended November 30, 2002 of $3.5 million (or $0.10 per share) as compared to a net loss of $0.5 million (or $0.02 per share) in 2001.

The Company's general and administrative expenses increased to $1.2 million in 2002 from $0.5 million in 2001. This increase is largely attributable to the increased administrative costs related to the four-fold increase in exploration activities at the Donlin Creek property in Alaska. Corporate development and communication costs increased from $0.6 million in 2001 to $1.4 million in 2002; and, in addition, professional fees increased from $0.5 million in 2001 to $1.4 million in 2002. These increases largely related to the expanded costs of corporate communications related to the significant increase in the Company's shareholder base and market capitalization in 2002 with certain professional fees also increasing correspondingly. The Company does not anticipate that these increases will continue in 2003.

As a result of conversion in 2001 and 2002, respectively, of two convertible debt instruments, the Company's interest on long-term debt decreased from $0.3 million to $0.1 million in 2002, and the Company recorded a gain of $0.1 million on the conversion in 2002. Wages and benefits increased from $0.4 million to $0.9 million reflecting the increased activity of the Company; certain wages are charged to the related exploration projects.

In 2002, the Company wrote-off the accumulated mineral property acquisition and related deferred exploration costs of $0.9 million associated with the Caribou property in Alaska and the German Creek property in the Yukon. In 2001, the Company recorded a write-down of the accumulated mineral property costs for the Sewell Brook property in New Brunswick of $0.6 million.

Liquidity and Capital Resources

The Company's cash and cash equivalents at November 30, 2002 were $20.4 million compared with $0.4 million at November 30, 2001. During fiscal 2002 the Company used $1.4 million in operating activities compared with $0.9 million provided from operating activities in 2001. The reduction in funds from

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operating activities was largely due to the increased loss in the year, offset by cash generated by the reduction in non-cash working capital. At November 30, 2002 the Company had no long-term debt.

In 2002, net cash generated by financing activities was $35.6 million. In April 2002 the Company received $18.5 million, net of costs, from the issuance of 5,295,000 units at $3.50 per unit. Each unit consisting of one share and one-half share purchase warrant, with each warrant entitling the holder to purchase one share at $4.50 per share on or before October 19, 2003. In September 2002 the Company received $15.1 million, net of costs, from the issue of 2,958,040 units at $5.10 per unit. Each unit consisting of one share and one-half share purchase warrant, with each warrant entitling the holder to purchase one share at $6.50 per share on or before March 20, 2004. In February 2002, the Company eliminated the convertible royalty of US$750,000 by issuing 319,543 common shares of the Company to the holder at approximately $3.70 per share. In addition, the Company received proceeds of $2.0 million in 2002 through exercise of options and $2.0 million through the exercise of warrants.

In 2002, the Company incurred expenditures on exploration and development of $14.0 million compared with $3.4 million in 2001. In both 2001 and 2002 the primary focus of expenditures was on the Donlin Creek property in Alaska, USA. In 2002 the Company exceeded US$10 million of expenditures on the Donlin Creek gold project, and thereby earned a 70% interest in the project from Placer Dome US Inc. (Placer Dome), subject to certain back-in rights.

Outlook

On February 10, 2003 Placer Dome US Inc. elected to earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from the Company by spending three times the Company's expenditures to November 13, 2002 toward project development, completing a project Feasibility Study, and making a decision to construct a mine on the project to produce not less than 600,000 ounces of gold per year, all by November 13, 2007. As a result of this exercise Placer Dome has taken over as operator of the project and thus the Company does not anticipate any significant net expenditures on Donlin Creek in 2003. Placer Dome is required to reimburse NovaGold for its expenditures incurred on the project subsequent to November 13, 2002 and prior to Placer Dome completing the transition to operator. The Company has been informed by Placer Dome that it intends to complete a Preliminary Feasibility Study on the Donlin Creek project by the fourth quarter of 2003.

The Company is reviewing the possible development plans for gold mining operations at both the Company's Rock Creek and Nome Gold projects located close to Nome, Alaska. The Company expects to complete a Scoping Study on the Rock Creek project in 2003 with the intention, before the end of 2003, of either completing a Pre-Feasibility Study or going directly to commencing a Feasibility Study on the project. In addition the Company is reviewing the possible development plans for Nome Gold likely commencing with a Scoping Study. The anticipated costs for both these projects for 2003, currently expected not to exceed US$5 million in total, are expected to be funded from available cash with no requirement to look for alternative financing. The Company is planning in 2003 to transfer all its less advanced Yukon properties to a new company that will be partly owned by the Company. The Company also plans to look for other exploration or development opportunities in North America and attractive opportunities in other parts of the world.

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Consolidated Financial Statements
November 30, 2002 and 2001

Management’s Responsibility for Financial Reporting

To the Shareholders of NovaGold Resources Inc.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors has met with the Company's independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

[signed: Rick Van Nieuwenhuyse]	[signed: R.J. (Don) MacDonald]

Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Sr. V.P. & Chief Financial Officer

March 25, 2003

Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PriceWaterhouseCoopers LLP
Chartered Accountants

Vancouver, B.C.
Canada
March 25, 2003

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Consolidated Balance Sheets
As at November 30, 2002 and 2001

	in thousands of Canadian dollars

	2002	2001
	$	$
ASSETS
Current assets
Cash and cash equivalents	20,387	422
Amounts receivable	2,021	509
Amounts receivable from related party (note 12(a))	128	213
Inventory	92	11
Deposits and prepaid amounts	264	127
	22,892	1,282

Officer loan receivable (note 12(a))	227	241
Property, plant and equipment (note 3)	1,889	1,935
Mineral properties and related deferred costs (note 5)	27,403	14,352
Investments (note 4)	207	45
Reclamation deposit (note 8(a))	105	105
	52,723	17,960

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6,106	3,677
Accounts payable to related party (note 12(d))	-	70
Loan payable (note 6)	200	200
	6,306	3,947
Convertible debt instrument (note 7)	-	1,217
Provision for reclamation costs (note 8)	1,496	1,496
	7,802	6,660

SHAREHOLDERS' EQUITY
Capital stock (note 9)	111,404	74,394
Contributed surplus	820	267
Equity portion of convertible debt instrument (note 7)	-	485
Deficit	(67,303)	(63,846)
	44,921	11,300
	52,723	17,960

Nature of operations (note 1)

Commitments and contingencies (note 11)

Approved by the Board of Directors

[signed: Rick Van Nieuwenhuyse]	Director	[signed: Gerald McConnell]	Director

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Consolidated Statements of Operations and Deficit
For the years ended November 30, 2002 and 2001

	in thousands of Canadian dollars

	2002	2001
	$	$

REVENUE
Land, gravel, gold and other revenue	2,124	2,800
Interest income	196	24
	2,320	2,824

Cost of sales	238	293
	2,082	2,531

EXPENSES AND OTHER
Corporate development and communication	1,425	611
Foreign exchange (gain) loss	(303)	167
Gain on settlement of convertible royalty (note 7)	(105)	-
General and administrative	1,209	476
Interest on convertible debt instrument	62	324
Murray Brook mine site maintenance	39	145
Professional fees	1,401	463
Wages and benefits	898	430
Writedown of mineral properties (note 5)	913	565
Writedown of investments	-	75
Write-off of accounts payable	-	(231)
	5,539	3,025

Loss for the year	(3,457)	(494)
Deficit - Beginning of year	(63,846)	(63,352)
Deficit - End of year	(67,303)	(63,846)
Loss per share (note 10)
Basic and diluted	(0.10)	(0.02)

Weighted average number of shares	35,929,200	24,790,510

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Consolidated Statements of Cash Flows
For the years ended November 30, 2002 and 2001

	in thousands of Canadian dollars

	2002	2001
	$	$

CASH PROVIDED BY (USED BY)
Loss for the year	(3,457)	(494)
Items not affecting cash
Foreign exchange loss	60	38
Amortization	275	233
Interest on reclamation deposit	-	(4)
Writedown of mineral properties	913	565
Gain on settlement of convertible royalty	(105)	-
Writedown of investments	-	75
Accretion of interest on convertible instrument	62	222
	(2,252)	635

Reclamation expenditures	-	(87)

Net change in non-cash working capital
Increase in amounts receivable, deposits and prepaid amounts	(1,564)	(705)
(Increase) decrease in inventory	(81)	80
Increase in accounts payable and accrued liabilities	2,460	982
	(1,437)	905

FINANCING ACTIVITIES
Repayment of convertible debenture	-	(690)
Repayment of convertible royalty	(1,139)	(185)
Directors loans	-	(270)
Proceeds from issuance of common shares - net	36,734	3,663
	35,595	2,518
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(229)	(13)
Expenditures on mineral properties and related deferred costs - net	(13,964)	(3,404)
	(14,193)	(3,417)

Increase in cash and cash equivalents during the year	19,965	6
Cash and cash equivalents - Beginning of year	422	416
Cash and cash equivalents - End of year	20,387	422
Supplemental non-cash financing and investing activities (note 15)

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Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company will periodically have to raise additional funds to complete exploration and development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company plans to fund its operations and activities in the upcoming year from existing working capital.

2. ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc., and Nova-Venez Resources Inc.

All inter-group transactions are eliminated on consolidation.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered over time. Gold royalties and incidental gold production revenues earned from placer mining activities carried out on the Company's land and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold, if sold by the Company, has transferred.

Pre-production revenues from mineral properties are applied to reduce the carrying cost of the related property.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Inventories

Inventories are valued at the lower of average cost and net realizable value.

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Property, plant and equipment

Property, plant and equipment is recorded at cost. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis at annual rates of 30% and 20%, respectively.

Investments

The Company accounts for its investments in shares of other resource companies as long-term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

Land and gravel resource

Land is recorded at cost and at the time of acquisition cost is allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel's estimated value as a percentage of the value of the entire parcel acquired. Revenue is recorded upon transfer of title to the purchaser and cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and if impairment is determined the costs would be written down to recoverable value. To date, there have been no charges for impairment. Property taxes are charged as a current expense rateably over the year.

Gravel property is recorded at cost and is being amortized at the straight-line rate of 10% per year which is estimated to approximate the useful life.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

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Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

2. ACCOUNTING POLICIES (cont.)

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the Company's option and royalty payments received are in excess of costs incurred and are then credited to income.

Reclamation costs

In recent years, the Company's activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase relating to assessing the technical feasibility and commercial viability of discovered mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising in translation are included in income or loss for the year.

Earnings per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti-dilutive.

Effective December 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. This has not impacted the financial statements.

Financial instruments

The fair values of the Company's monetary assets and liabilities approximate their carrying values. The fair value of the Company's investments is disclosed in note 4.

Stock option plan

The Company has a stock option plan which is described in note 9(c). No compensation expense is recognized when stock options are issued as the exercise price equals the market price of the common stock at the time of grant. Consideration paid on the exercise of stock options or purchase of shares is credited to share capital.

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Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ from those reported.

3. PROPERTY, PLANT AND EQUIPMENT

	in thousands of Canadian dollars

			2002

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	915	824	91
Office furniture and equipment	249	143	106
Land	1,552	-	1,552
Gravel resource	740	600	140

	3,456	1,567	1,889

			2001

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	793	654	139
Office furniture and equipment	148	113	35
Land	1,546	-	1,546
Gravel resource	740	525	215

	3,227	1,292	1,935

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Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

4. INVESTMENTS

	in thousands of Canadian dollars

	2002	2001
	$	$

750,000 shares of TNR Resources Ltd., received as part of option on the
Rock Creek property. Quoted market value - $ 150,000	162	-
Other investments	45	45
	207	45

Included in other investments is an investment of 1,000,000 shares of New Island Resources Inc. with a quoted market value of $30,000 and a carrying value of $40,000. The Company considers this a temporary decline in value.

Also included within other investments is an investment of 126,625 shares (cost - $4,875; market value - $151,950) in Etruscan Resources Incorporated (Etruscan). The Province of New Brunswick holds the Company's shares of Etruscan pending the settlement of outstanding mining taxes aggregating $363,000 (2001 - $365,000).

NovaGold Resources Inc.    30    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

5. MINERAL PROPERTIES AND RELATED DEFERRED COSTS

For the year ended November 30, 2002:	in thousands of Canadian dollars

			Recovery	(1)
	Balance		option	(2)	Balance
	November 30,		and		November 30,
	2001	Expenditures	write-down	(3)	2002
	$	$	$		$

Alaska, USA
Donlin Creek	3,277	14,107	-		17,384
Shotgun	4,271	37	(48)	(2)	4,260
Rock Creek	3,375	393	(626)	(1)(2)	3,142
Caribou	735	-	(735)	(3)	-
North Donlin	84	-	-		84
Nome Gold Project	46	9	-		55

Yukon, Canada
German Creek	178	-	(178)	(3)	-
Harlan	689	-	-		689
McQuesten	810	92	-		902
Sprogge	795	-	-		795
Klondike	92	-	-		92

	14,352	14,638	(1,587)		27,403

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N O V A G O L D   R E S O U R C E S   I N C.

Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

5. MINERAL PROPERTIES AND RELATED DEFERRED COSTS (cont.)

For the year ended November 30, 2001:	in thousands of Canadian dollars

			Recovery	(1)
	Balance		disposal	(2)	Balance
	November 30,		and		November 30,
	2001	Expenditures	write-down	(3)	2001
	$	$	$		$

Alaska, USA
Donlin Creek	-	3,277	-		3,277
Shotgun	4,271	-	-		4,271
Rock Creek	3,297	78	-		3,375
Caribou	669	66	-		735
North Donlin	84	-	-		84
Nome Gold Project	32	14	-		46

Yukon, Canada
German Creek	178	-	-		178
Harlan	698	1	(10)	(1)	689
McQuesten	727	92	(9)	(1)	810
Sprogge	888	2	(95)	(1)	795
Klondike	94	5	(7)	(1)	92

Eastern Canada
Pine Cove, Nfld.	125	-	(125)	(2)	-
Sewell Brook, NB	565	-	(565)	(3)	-

	11,628	3,535	(811)		14,352

NovaGold Resources Inc.    32    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

a)	Donlin Creek, Alaska

On July 14, 2001, the Company signed an Agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in Southwestern Alaska.

i)

Under the terms of the Agreement, the Company could earn a 70% interest in the project, by expending at least US$10 million over a ten-year period from the date of the Agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit and a joint venture between the Company and Placer Dome was effectively established as of that date. The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Placer Dome.

ii)

On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending three times the Company's expenditures to November 13, 2002 toward project development (a total of approximately US$30 million), completing a project feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007.

Under this option Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$30 million expenditure and at the Company's election, Placer Dome is required to assist the Company with financing for the Company's share of construction costs.

b)

Shotgun, Alaska

In 1998, the Company acquired a 49% interest in the Shotgun group of claims and Sleitat group of claims located in Southwest Alaska at a cost of US$0.9 million. On July 2, 1998, the Company entered into a letter of agreement for a joint venture on the exploration and development of the Shotgun group of claims with Teck-Cominco Limited (Teck-Cominco), owner of a 51% interest in the claims. On June 21, 2001, the Company acquired a 100% interest in the Shotgun group of claims from Teck-Cominco. Teck-Cominco retains a 5% net proceeds interest in the Shotgun group of claims and received a 50% interest in the nearby Sleitat tin deposit subject to a 5% net proceeds interest to the Company.

Effective May 1, 2002, the Company entered into a restated development and option agreement with TNR Resources Ltd. (TNR) where TNR could earn up to a 50% interest in the Shotgun group of claims by spending US$3 million on exploration and development by May 31, 2006. TNR must complete exploration expenditures of US$0.25 million by May 31, 2003, US$0.75 million by May 31, 2004,

NovaGold Resources Inc.    33    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

5. MINERAL PROPERTIES AND RELATED DEFERRED COSTS (cont.)

US$1 million by May 31, 2005, and US$1 million by May 31, 2006 and issue 250,000 TNR shares to the Company each year of the option. TNR can earn an additional 20% by expending an additional US$6 million by May 31, 2009; upon completion of TNR's second option the Company has a one-time back-in option to regain a 50% interest by agreeing to expend the next US$8 million on project development within two years. If the Company elects not to exercise its one-time back-in option, TNR will issue an additional $1 million of shares to the Company to earn the additional 20%.

c)

Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation,. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

The Company entered into an agreement dated June 1, 2002 with TNR whereby TNR could earn a 49.9% interest in the Rock Creek project by paying US$0.05 million to the Company, issuing 500,000 shares to the Company, and expending US$0.95 million by May 31, 2003, US$3 million by May 31, 2004 and US$6 million by May 31, 2005.

d)	Nome Gold Project The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.
e)

North Donlin, Alaska

Pursuant to an option agreement dated December 1, 1998 with Placer Dome, the Company can earn a 100% interest in the North Donlin property by expending US$0.2 million on exploration and development prior to December 1, 2003. Placer Dome would retain a 5% net profits interest in the property.

The Company is then required to incur within 10 years an additional US$5 million in exploration and development costs on the property to maintain its 100% interest. After this expenditure, Placer Dome has 90 days to elect to convert its 5% net profits interest to a 51% ownership interest by paying to the Company an amount equal to the property expenditures incurred by the Company in excess of the initial US$0.2 million.

f)

Yukon properties

On April 26, 1999, the Company acquired from Viceroy Resource Corporation (Viceroy) title to certain Yukon mineral properties and assumed Viceroy's position on the option agreement on the McQuesten property and the option/joint venture agreement on the Sprogge property in exchange for the issuance of 3,400,000 common shares. The value attributed to these common shares, based on the market value at the date of issue, is $2.2 million.

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N O V A G O L D   R E S O U R C E S   I N C.

This purchase price has been allocated, based on management estimates of relative values at the time of acquisition, to the primary properties acquired, being Harlan, McQuesten and Sprogge.

McQuesten, Yukon

The Company acquired Viceroy's 70% option in the McQuesten property as outlined in an option agreement with Eagle Plains Resources Ltd. and Miner River Resources Ltd. This agreement allows the Company to earn a 70% interest in the property by expending $0.88 million on the property, which the Company has completed. The Company is also required to make all annual property payments to the underlying property owner and to complete a 10,000 foot drilling program by October 1, 2003. A 2% net smelter royalty has been granted on future production from the property. The Company must make minimum annual royalty payments in the amount of $0.02 million commencing in 2003.

Sprogge, Yukon

The Company has assumed Viceroy's interest in an option/joint venture agreement with Battle Mountain Canada Ltd. (Battle Mountain). This agreement provides the Company with a 60% interest in the property. Under the terms of the agreement, the Company has been designated as the operator with respect to exploration programs for the property. The Company's interest in the property increases as it funds the ongoing exploration and development expenditures. At November 30, 2002, the Company's interest in the property was approximately 77%.

6. LOAN PAYABLE

A loan with a principle amount of $200,000 (2001 -$200,000) is payable to the Province of New Brunswick and bears interest at a rate of 10.7% per annum. The loan was made to Murray Brook Resources Inc. and is guaranteed by the Company. The loan was repayable in 1993; however no payments have been made on this loan. As at November 30, 2002, the Company has accrued $400,000 (2001 -$330,000) of interest payable in respect of this loan which is included in the balance of accounts payable and accrued liabilities.

NovaGold Resources Inc.    35    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

7. CONVERTIBLE DEBT INSTRUMENT	in thousands of Canadian dollars

	2002	2001
	$	$

Convertible debt instrument	-	1,386
Equity portion of convertible debt instrument	-	485

	-	901
Interest accretion	-	316

Debt portion of convertible debt instrument	-	1,217

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold from Mueller Industries Inc. (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1 million. Mueller had the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given.

On February 18, 2002, the Company entered into an agreement with Mueller to settle the convertible royalty payable for US$750,000 financed by private placement of 319,543 common shares of the Company in May 2002. The settlement of the convertible royalty resulted in a gain of $105,000.

8. PROVISION FOR RECLAMATION COSTS	in thousands of Canadian dollars

	2002	2001
	$	$

Murray Brook	53	53
Alaska Gold Company	1,443	1,443

	1,496	1,496

a)

Murray Brook

As at November 30, 2002, the Company had reclamation deposits with the Province of New Brunswick totalling $105,000 (2001 - $105,000). Management estimate that the provision of $53,000 adequately provides for future reclamation costs of the site.

b)

Alaska Gold Company

A provision in the amount $1.4 million has been recorded for the future reclamation of the Company's land holdings in the Nome and Fairbanks areas of Alaska. This amount has been recorded in the accounts of Alaska Gold prior to the Company's

NovaGold Resources Inc.    36    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

acquisition of Alaska Gold. The provision was determined by internal cost estimates of the prior owners of Alaska Gold. It is management's estimation that any future liability for reclamation which would currently be required has been fully provided for with this provision.

9. CAPITAL STOCK

Authorized
100,000,000 common shares without nominal or par value	in thousands of Canadian dollars
10,000,000 preferred shares issuable in one or more series
	Number of	Ascribed
	Shares	value
Issuance of common stock		$

Balance at November 30, 2000	23,336,762	69,100
Issued in 2001
For cash pursuant to private placements	3,385,500	3,201
For cash pursuant to option agreements	601,200	462
For conversion of debenture	2,468,220	1,875
In settlement of commitments	175,000	26
Common stock pledged as loan security	-	(270)

Balance at November 30, 2001	29,966,682	74,394
Issued in 2002
For cash pursuant to private placements ((a) below)	8,253,040	31,551
For cash and to finance the conversion of convertible royalty	319,543	1,192
For cash pursuant to option agreements ((c) below)	2,220,300	1,955
For cash pursuant to warranty agreements (b) below)	1,695,250	2,036
In settlement of commitments	40,000	6
Release of common stock pledged as loan security	-	270

Balance at November 30, 2002	42,494,815	111,404

a)	During the year ended November 30, 2002, the Company issued common stock pursuant to private placements as follows:
i)

On April 18th, 2002, the Company issued 5,295,000 units at $3.50 per unit for proceeds of $18.53 million, net of share issuance costs of $1.11 million, each unit comprises one common share and one-half share purchase warrant.

One full share purchase warrant entitles the holder to acquire one common share of the

NovaGold Resources Inc.    37    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

9. CAPITAL STOCK (CONT.)

Company at a price of $4.50 on or before October 19th, 2003.
ii)

On September 19, 2002, the Company issued 2,958,040 units at $5.10 per unit for proceeds of $15.09 million, net of share issuance costs of $956,000, each unit comprises one common share and one-half share purchase warrant. One full share purchase warrant entitles the holder to acquire one common share of the Company at a price of $6.50 on or before March 20, 2004. In addition, 147,902 warrants were issued to the agents as part of this private placement entitling the agents to acquire one common share of the Company at a price of $5.61 on or before March 20, 2004.

b)	Share purchase warrants A summary of the Company's share purchase warrants at November 30, 2002 and 2001, and the changes for the years then ended, is presented below:

		2002		2001
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance outstanding -
Beginning of year	1,692,750	1.20	629,028	0.90
Granted	4,274,422	5.23	1,692,750	1.20
Exercised	(1,695,250)	1.20	-	-
Cancelled/expired	-	-	(629,028)	0.90

Balance outstanding - End of year	4,271,922	5.23	1,692,750	1.20

Share purchase warrants outstanding at November 30, 2002:

			Weighted
		Weighted	average
	Warrants	average	remaining
	outstanding	exercise price	contractual
	& exercisable	$	life (years)

Range of Price
$1.51 to $ 4.50	2,645,000	4.50	0.88
$5.51 to $ 6.50	1,626,922	6.42	1.30

	4,271,922	5.23	1.04

NovaGold Resources Inc.    38    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

c)

Stock options

The Company has a stock option plan providing for the issuance of up to 6,500,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten-year period from the date of grant.

No compensation expense has been recognized in the financial statements.

A summary of the Company's stock option plan at November 30, 2002 and 2001, and changes during the years ended on those dates, is as follows:

		2002		2001
		Weighted		Weighted
		average		average
	Numbers	exercise price	Numbers	exercise price
		$		$

Balance - Beginning of year	3,762,800	0.80	3,035,500	0.84
Granted during the year	1,870,000	3.37	1,460,000	0.74
Exercised during the year	(2,220,300)	0.88	(601,200)	0.77
Expired during the year	(112,500)	1.64	(121,000)	0.83
Forfeited during the year	-	-	(10,500)	1.00

Balance outstanding - End of year	3,300,000	2.16	3,762,800	0.80

NovaGold Resources Inc.    39    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

9. CAPITAL STOCK (CONT.)

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2002:

		Weighted
		average	Weighted
	Number	remaining	average
	outstanding	contractual	exercise price
Range of Price	& exercisable	life (years)	$

$0.11 to $ 0.99	875,000	8.27	0.71
$1.00 to $ 1.50	650,000	4.82	1.00
$1.51 to $ 2.50	635,000	8.84	1.79
$2.51 to $ 3.50	255,000	9.31	3.44
$3.51 to $ 4.50	885,000	8.20	4.34

	3,300,000	7.76	2.16

d)

Shares held by a subsidiary

A wholly-owned subsidiary company holds 9,396 (2001 - 49,396) of the common shares of the Company which are valued at $0.15 per share. During the year, 40,000 of the shares were transferred to a third party for the settlement of commitments totalling $74,000 resulting in the recognition of contributed surplus of $68,000. The balance of these shares is eliminated on consolidation.

10. LOSS PER SHARE

Basic loss per share is calculated on loss attributable to common shareholders using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method.

	2002	2001
	$	$

Basic
Loss attributable to common shareholders	(3,457,000)	(494,000)
Weighted average number of shares	35,929,200	24,790,510
Basic loss per share	(0.10)	(0.02)

Diluted
Adjusted weighted average number of shares	35,929,200	24,790,510
Diluted loss per share	(0.10)	(0.02)

NovaGold Resources Inc.    40    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

11. COMMITMENTS AND CONTINGENCIES

a)	Legal actions
i)

During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial commenced in November 2000 and was adjourned to allow the plaintiff to call an additional witness and to allow for the filing of post-trial written submissions. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

ii)
The Company's subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling, relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold. K&K Recycling was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold is appealing this initial judgement to the Alaska Supreme Court and subsequent to the year end, posted a bond of US$105,000 with the Alaska Courts in connection with this appeal. The Company believes it has made an appropriate accrual in the accounts for the resolution of this issue.

b)

Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendor of the property to a net smelter return royalty or net profits royalty, ranging from 3% to 7% commencing when the properties enter commercial production.

c)

Executive employment arrangement

The Company has an employment arrangement with the President and Chief Executive Officer of the Company which provides that in the event of a sale of substantially all the assets of the Company or a change of control of the Company by virtue of a takeover bid, as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected, then such officer may elect to terminate his employment with the Company, in which event the Company is required to pay to such officer a lump sum payment equal to three times his annual salary.

12. RELATED PARTY TRANSACTIONS

a)

Amounts receivable from directors and officer loan receivable

A loan receivable of $279,000 (US$182,000) was granted to a director in 1999 and is due from an officer and director of the Company. The loan is unsecured, non-interest bearing and forgiveable at a rate of $13,000 (US$8,000) per year. Accordingly, a balance of $13,000 is included within amounts receivable from a director in current assets, and the balance of $227,000 in officer loan receivable.

NovaGold Resources Inc.    41    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

In addition, on May 29, 2002, the Company settled a share loan comprised of 125,000 shares of the Company from a director and officer through an agreement to pay $550,000. At November 30, 2002, a loan of $117,000 was outstanding from an officer and director.

b)

Other amounts receivable from directors

On May 29, 2002, the Company settled loans receivable from two directors totalling $270,000. The loans were settled through an agreement to offset the balance of the loans receivable with amounts due to these directors under severance agreements related to their past employment with the Company.

c)

Loan to Etruscan

On May 29, 2002, the Company settled amounts due from Etruscan Resources Incorporated (Etruscan), a company related by virtue of common directors. The amount due from Etruscan of $200,000 was settled through the offset of $100,000 due to Etruscan from the Company and the assignment of 25,000 shares of the Company, with a deemed value of $4.00 per share, held by Etruscan to a director of the Company to settle a share loan.

d)

Accounts payable to related party

Accounts payable to related party represents management and other services provided to the Company by Etruscan at market rates which has been settled in the current year.

13. INCOME TAXES

During the year ended November 30, 2002, the Company had a net loss of $3,457,000 (2001 - net loss of $494,000).

The Company has non-capital loss carry-forwards of approximately CA$11,690,000 and US$50,140,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

	in thousands of dollars	in thousands of dollars

	Canada	United States
	$	US$
2003	600	4,593
2004	2,300	3,804
2005	900	1,596
2006	2,500	1,685
2007	1,400	1,483
2008	790	1,532
2009	3,200	7,283
Thereafter	-	28,164
	11,690	50,104

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N O V A G O L D   R E S O U R C E S   I N C.

In addition, the Company has incurred resource expenditures of approximately $34,423,000 (2001 - $17,900,000) which may be carried forward indefinitely and used to reduce taxable income in future years.

The Company has available temporary differences for tax purposes. The net amount which would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

14. SEGMENTED INFORMATION

The Company's operating segments include the exploitation of the Company's land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments is set out below.

in thousands of Canadian dollars

				2002				2001
		Land and				Land and
	Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$

Revenue	-	1,633	491	2,124	-	2,686	114	2,800

Expenses	952	238	-	1,190	710	293	20	1,023

Segment earnings (loss)	(952)	1,395	491	934	(710)	2,393	94	1,777

Unallocated expenses				(4,587)				(2,295)

Unallocated other income				196				24

Loss for the year				(3,457)				(494)

Segment assets	27,485	1,769	38	29,292	14,491	1,768	28	16,287

Unallocated assets				23,431				1,673

Total assets				52,723				17,960

Capital expenditures	14,737	96	34	14,867	3,543	-	5	3,548

NovaGold Resources Inc.    43    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

Notes to Consolidated Statements
For the years ended November 30, 2002 and 2001

14. SEGMENTED INFORMATION (cont.)

The Company's geographic segments are as follows:	in thousands of Canadian dollars

		2002		2001

		Land and		Land and
		gravel		gravel
		quarries		quarries
		mineral		mineral
	Revenue	properties	Revenue	properties
	$	$	$	$

United States	1,633	26,786	2,800	13,711
Canada	491	2,506	-	2,576

	2,124	29,292	2,800	16,287

15. SUPPLEMENTAL NON-CASH FINANCING AND INVESTING ACTIVITIES

in thousands of Canadian dollars

	2002	2001
	$	$

Receipt of shares of TNR Resources Ltd. as part of the option
on the Rock Creek and Shotgun mineral properties	162	-

Disposal of mineral property for shares	-	(115)

Issuance of capital stock on partial settlement
of convertible debenture	-	1,875

NovaGold Resources Inc.    44    Annual Report 2002

N O V A G O L D   R E S O U R C E S   I N C.

CORPORATE INFORMATION

OFFICERS	DIRECTORS	HEADQUARTERS

Rick Van Nieuwenhuyse, M.Sc.	Pierre Besuchet	Suite 3454, Four Bentall Centre
President & CEO	Geneva, Switzerland	1055 Dunsmuir Street
P.O. Box 49215
R.J. (Don) MacDonald, C.A.	George Brack	Vancouver, British Columbia V7X 1K8
Senior Vice President & CFO	Vancouver, British Columbia	Tel: (604) 669-6227
Toll Free Tel: 1 (866) 669-6227
Greg S. Johnson, B.Sc. Honors	Gerald McConnell	Fax: (604) 669-6272
Vice President, Corporate Development	Windsor, Nova Scotia	info@novagold.net
Website: http://www.novagold.net
Phil St. George, B.Sc.	Cole McFarland
Vice President, Exploration	Fallbrook, California	NOME OPERATIONS

BANKERS	Clynton Nauman	P.O. Box 640
	Vancouver, British Columbia	Nome, Alaska 99762-0640
The Toronto Dominion Bank		Mitch Erickson
	Rick Van Nieuwenhuyse	Lands and Operations Manager
AUDITORS	Los Gatos, California	Tel: (907) 443 5272
Fax: (907) 443 5274
PricewaterhouseCoopers LLP	STOCK LISTING	mitch.erickson@novagold.net
Vancouver, British Columbia
Toronto Stock Exchange
LEGAL COUNSEL	(Trading Symbol: NRI)

Patterson Palmer	REGISTRAR AND TRANSFER AGENT
Halifax, Nova Scotia
ComputerShare Trust Company
Halifax, Nova Scotia

NovaGold Resources Inc.    45    Annual Report 2002